Exhibit 99.1

Sapiens Reports Third Quarter 2018 Financial Results

EPS Increased by 67% and 15% on GAAP and non-GAAP basis, respectively

North America business increased by 12%

Holon, Israel, November 7, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Summary (comparisons are to the third quarter of 2017: amounts are in thousands, except per share amounts):

GAAP	Non-GAAP
Revenue totaled $73.2 million an increase of 1.7% compared to $72.0 million.	Revenue totaled $73.2 million, a decrease of 0.8% compared to $73.9 million.
Operating income totaled $6.8 million an increase of 51.7% compared to $ 4.5 million.	Operating income totaled $10.3 million an increase of 12.4% as compared to $9.1 million.
Operating margin of 9.3% compared to 6.2%.	Operating margin of 14.0% compared to 12.4%.
Net income attributable to Sapiens’ shareholders totaled $5.2 million an increase of 76.0% compared to $2.9 million.	Net income attributable to Sapiens’ shareholders increased 20.0% to $7.5 million compared to $6.3 million.
EPS of $ 0.1 per diluted share compared to $0.06.	EPS of $ 0.15 per diluted share compared to $0.13.

“In the third quarter, we expanded our P&C business in the US and EMEA markets by leveraging our solutions and customers relationships, while continuing to improve our operational performance. As a result, we delivered solid performance in the quarter, with a 160 basis point increase in non-GAAP operating margin year-over-year. We grew our North America business by 12%, and we have recently announced several important wins and go-lives in this key market,” stated Roni Al-Dor, president and CEO, Sapiens.

“We are increasing customer touch points globally through our client summits in the U.S. and EMEA, where we showcase our product capabilities and our outstanding teams. In addition, to maintain momentum with our clients, we are building a new global customer success operation that will be tasked with customers management as well as sales responsibilities, including cross selling and upselling, and increasing our 400 customers awareness of the entire Sapiens’ platforms,” continued Mr. Al-Dor.

“In order to extend our competitive advantage and further grow our business, we are partnering with InsurTech and fintech start-up to complement our core offering while enabling our customers to improve their platforms and provide the highest level of service to their clients.”

Mr. Al-Dor concluded: “Based on the strength of our year-to-date results and our outlook for the fourth quarter, we are maintaining our guidance to 2018 full year non-GAAP revenues of $285 to $290 million, which we now expect to be on the higher end and we are increasing our non-GAAP operating margins in the range of 13.3% to 13.5% compared to our previous guidance of 13.0% - 13.2%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on November 7, 2018 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until November 14, 2018, as follows: North America: 1-888-295-2634; International: +972-3-925-5918

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments, as well as the impact of one-time adjustment to our deferred taxes as a result of the U.S. Tax Cuts and Job act 2017.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	73,237	72,011	216,396	197,594
Cost of revenue	45,438	46,774	134,710	129,902

Gross profit	27,799	25,237	81,686	67,692

Operating expenses:
Research and development, net	8,350	8,381	26,130	23,528
Selling, marketing, general and administrative	12,635	12,363	39,117	44,294
Total operating expenses	20,985	20,744	65,247	67,822

Operating income (loss)	6,814	4,493	16,439	(130)

Financial expense, net	974	863	3,128	2,010
Taxes and other expenses, net	629	679	3,143	737

Net income (loss)	5,211	2,951	10,168	(2,877)

Attributable to non-controlling interest	28	6	135	(32)

Net income (loss) attributable to Sapiens' shareholders	5,183	2,945	10,033	(2,845)

Basic earnings per share	0.1	0.06	0.2	(0.06)

Diluted earnings per share	0.1	0.06	0.2	(0.06)

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,826	49,182	49,795	49,118

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,143	49,859	50,070	49,118

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	73,237	73,854	216,864	199,555
Cost of revenue	42,334	43,563	125,240	122,405

Gross profit	30,903	30,291	91,624	77,150

Operating expenses:
Research and development, net	9,658	9,797	29,908	27,859
Selling, marketing, general and administrative	10,972	11,355	33,005	35,237
Total operating expenses	20,630	21,152	62,913	63,096

Operating income	10,273	9,139	28,711	14,054

Financial expense, net	974	863	3,128	1,780
Taxes and other expenses	1,723	1,982	5,211	2,907

Net income	7,576	6,294	20,372	9,367

Attributable to non-controlling interest	28	6	135	(32)

Net income attributable to Sapiens' shareholders	7,548	6,288	20,237	9,399

Basic earnings per share	0.15	0.13	0.41	0.19

Diluted earnings per share	0.15	0.13	0.40	0.19

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,826	49,182	40,795	49,118

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,143	49,859	50,070	49,891

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	73,237	72,011	216,396	197,594
Valuation adjustment on acquired deferred revenue	-	1,843	468	1,961
Non-GAAP revenue	73,237	73,854	216,864	199,555

GAAP gross profit	27,799	25,237	81,686	67,692
Valuation adjustment on acquired deferred revenue	-	1,843	468	1,961
Amortization of capitalized software	1,205	1,298	3,612	3,554
Amortization of other intangible assets	1,899	1,913	5,858	3,943
Non-GAAP gross profit	30,903	30,291	91,624	77,150

GAAP operating income (loss)	6,814	4,493	16,439	(130)
Gross profit adjustments	3,104	5,054	9,938	9,458
Capitalization of software development	(1,308)	(1,416)	(3,778)	(4,331)
Amortization of other intangible assets	739	285	2,367	1,236
Stock-based compensation	384	469	1,470	1,380
Compensation related to acquisition and acquisition-related costs	540	254	2,275	2,541
Restructuring and cost reduction plan	-	-	-	3,900
Non-GAAP operating income	10,273	9,139	28,711	14,054

GAAP net income (loss) attributable to Sapiens' shareholders	5,183	2,945	10,033	(2,845)
Operating income adjustments	3,459	4,646	12,272	14,184
Loss on sales of Marketable Securities	-	-	-	230
Tax and other	(1,094)	(1,303)	(2,068)	(2,170)
Non-GAAP net income attributable to Sapiens' shareholders	7,548	6,288	20,237	9,399

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30,				September 30,
	2018		2017		2018		2017
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	73,237	100%	73,854	100%	216,864	100%	199,555	100%
Gross profit	30,903	42.2%	30,291	41.0%	91,624	42.2%	77,150	38.7%
Operating profit	10,273	14.0%	9,139	12.4%	28,711	13.2%	14,054	7.0%
Net income to shareholders	7,548	10.3%	6,288	8.5%	20,237	9.3%	9,399	4.7%
Adjusted EBITDA	11,236	15.3%	10,100	13.7%	31,566	14.6%	16,859	8.4%

Basic earnings per share	0.15		0.13		0.41		0.19
Diluted earnings per share	0.15		0.13		0.40		0.19

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017

North America	36,734	34,606	31,035	31,580	32,780
Europe	30,611	32,518	34,479	29,789	28,984
Asia Pacific	3,480	3,305	3,439	3,817	5,750
South Africa	2,412	2,113	2,132	7,262	6,340

Total	73,237	72,542	71,085	72,448	73,854

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

GAAP operating profit (loss)	6,814	4,493	16,439	(130)

Non-GAAP adjustments:
Amortization of capitalized software	1,205	1,298	3,612	3,554
Amortization of other intangible assets	2,638	2,198	8,225	5,179
Capitalization of software development	(1,308)	(1,416)	(3,778)	(4,331)
Stock-based compensation	384	469	1,470	1,380
Compensation related to acquisition and acquisition-related costs	540	254	2,275	2,541
Restructuring and cost reduction plan	-	-	-	3,900
Valuation adjustment on acquired deferred revenue and long term contract	-	1,843	468	1,961

Non-GAAP operating profit	10,273	9,139	28,711	14,054

Depreciation	963	961	2,855	2,805

Adjusted EBITDA	11,236	10,100	31,566	16,859

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	64,079	71,467
Trade receivables, net	63,177	53,226
Other receivables and prepaid expenses	7,637	6,280

Total current assets	134,893	130,973

LONG-TERM ASSETS
Property and equipment, net	9,039	10,695
Severance pay fund	4,197	4,547
Goodwill and intangible assets, net	235,980	223,729
Other long-term assets	4,631	3,675

Total long-term assets	253,847	242,646

TOTAL ASSETS	388,740	373,619

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	10,012	7,044
Current maturities of Series B Debentures	9,898	-
Accrued expenses and other liabilities	57,345	46,612
Deferred revenue	18,347	16,513

Total current liabilities	95,602	70,169

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	68,523	78,281
Deferred tax liabilities	10,895	9,171
Other long-term liabilities	8,089	8,271
Accrued severance pay	5,157	5,500

Total long-term liabilities	92,664	101,223

REDEEMABLE NON-CONTROLLING INTEREST	-	1,353

EQUITY	200,474	200,874

TOTAL LIABILITIES AND EQUITY	388,740	373,619

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30,
	2018	2017
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	10,168	(2,877)
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,694	11,535
Amortization of premium, accrued interest and loss on sales of marketable securities	-	509
Stock-based compensation related to options issued to employees	1,462	1,349

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(10,654)	(8,526)
Deferred tax assets	(2,448)	(2,366)
Other operating assets	(1,233)	(282)
Trade payables	1,657	(1,245)
Other operating liabilities	185	574
Deferred revenues	1,937	6,521
Severance pay	52	(63)

Net cash provided by operating activities	15,820	5,129

Cash flows from investing activities:
Purchase of property and equipment	(1,710)	(1,687)
Proceeds from sales of marketable securities	-	35,369
Payments for business acquisition, net of cash acquired	(17,893)	(97,672)
Capitalized software development costs	(3,778)	(4,331)

Net cash used in investing activities	(23,381)	(68,321)

Cash flows from financing activities:
Loan received net of loan repayments	(41)	-
Dividend to non-controlling interest	(47)	-
Proceeds from employee stock options exercised	532	438
Issuance of debenture, net	-	78,198

Net cash provided by financing activities	444	78,636

Effect of exchange rate changes on cash and cash equivalents	(271)	4,141

Increase (decrease) in cash and cash equivalents	(7,388)	19,585
Cash and cash equivalents at the beginning of period	71,467	60,908

Cash and cash equivalents at the end of period	64,079	80,493

Debentures Covenants

As of September 30, 2018, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders' equity (excluding minority interest): above $120 million.
●	Actual shareholders’ equity equal to $198 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) bellow 65%.
●	Actual ratio of net financial indebtedness to net capitalization equal to 6.68%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.
●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to 0.34.